UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson Interim Results for the six months to 30th June 2026 (Unaudited)

31st July 2026	Good H1 performance and reiterating 2026 guidance. Uniquely positioned to benefit from accelerating demand for reskilling in an AI-driven world.

Financial Highlights
£m	H1 2026	vs H1 2025	£m	H1 2026	H1 2025
Business performance			Statutory results
Revenue	1,779	+4% 1	Revenue	1,779	1,722
Adjusted operating profit	276	+14% 1	Operating profit	252	240
Operating cash flow	337	+167% 2	Profit for the period	149	166
Free cash flow	259	+66% 2	Net cash generated from operations	427	188
Adjusted earnings per share	28.9p	+18%2	Basic earnings per share	24.0p	24.8p

Highlights
● Underlying Group revenue growth of 4%, in line with expectations, supported by continued strong performance in Virtual Learning and Assessment & Qualifications returning to growth in Q2.
●
Group adjusted operating profit of £276m, up 14% underlying with 140bps margin expansion to 15.5%, driven by trading performance, the impact of the 2025 product development impairment3 and investment phasing.

● Strong free cash performance up £103m to £259m.
● Adjusted earnings per share increased 19% at constant exchange rates4 and 18% on a headline basis.
● Interim dividend up 5% and £350m share buyback completed, with continued balance sheet strength.
●
Reiterating 2026 guidance: mid-single digit underlying revenue growth, adjusted operating profit of £640m-£685m at FX rates as at the end of 2025 (£:$ 1.35), and free cash flow conversion5 of 90%-100%.

● Continued momentum in Enterprise, including a new agreement with a leading AI lab to deliver their global certification programme, and strategic account growth with a new partnership with Adobe.

Omar Abbosh, Pearson’s Chief Executive, said:
"We have delivered a good first-half performance and executed well against our strategy, with a focus on driving operational improvements while innovating to build learning and assessment experiences that help our customers progress in their lives. We are reiterating our full year guidance and remain confident in Pearson’s long-term growth opportunities. We are excited about the future and believe Pearson is uniquely placed to meet the growing customer demand for reskilling in an AI driven world.”

Underlying Group revenue growth of 4% in H1 2026
●
Assessment & Qualifications returned to growth in Q2 as expected, with H1 revenue up 2%, driven by a strong performance in Clinical Assessment and growth in Pearson Professional Assessments and UK & International Qualifications, partially offset by a decline in US Student Assessment impacted by the previously disclosed loss of the New Jersey contract.

●
Virtual Learning revenue grew 19%, reflecting strong enrolment momentum in the 2025/2026 academic year, with enrolment growth accelerating to 15% in the Spring semester, alongside funding growth and favourable mix.

●
Higher Education revenue grew 2%, driven by a solid performance in core US Courseware and a return to growth in K12. This was partially offset by a decline in International Higher Education due to challenging trading conditions in mature markets. Inclusive Access growth increased to 20% and now represents 50% of the core US Courseware business.

●
English Language Learning revenue declined 3%, with growth in Institutional more than offset by Pearson Test of English (PTE), where market conditions have become more difficult. Despite these conditions, we outperformed the market and remain confident in the long-term attractiveness of the business, although we expect market headwinds to persist in the near term.

●
Enterprise Learning & Skills revenue grew 7%, with another solid performance in Vocational Qualifications and strong growth in Enterprise Solutions driven by the monetisation of our strategic partnerships.

Group adjusted operating profit up 14% on an underlying basis to £276m
●
Underlying performance up 14% driven by operating leverage and continued cost efficiencies, partially offset by investment and inflation. This result was impacted by the 2025 product development impairment, alongside investment phasing.

●
On a headline basis, profit also increased 14%, reflecting underlying performance, with the contribution from the acquisition of eDynamic Learning offset by adverse currency movements. First half adjusted profit margin increased 140bps to 15.5% (H1 2025: 14.1%).

●
Adjusted net finance costs increased to £35m (H1 2025: £24m). The effective tax rate on adjusted profit before tax increased to 25.8% (H1 2025: 24.5%) due to a one-off tax charge arising on the settlement of a US insurance policy in the period ended 30 June 2026. As this was a non-recurring item, we expect the full-year effective tax rate to normalise.

●
Adjusted earnings per share increased 18% to 28.9p (H1 2025: 24.5p) reflecting adjusted operating profit growth and the reduction in issued shares due to the share buyback programme, partially offset by increased interest costs and higher tax charge. Adjusted earnings per share increased 19% at constant exchange rates.

Strong cash performance
●
Operating cash flow increased £211m to £337m (H1 2025: £126m), driven by movements in working capital, including payment timing benefits expected to reverse in H2, and the one-off proceeds from the settlement of a US insurance policy.

●
Free cash flow remained strong, increasing by £103m to £259m (H1 2025: £156m), driven by the strong operating cash performance. This was partially offset by the normalisation of cash interest and tax payments following the one off state aid refund received in the prior period.

Strong balance sheet supporting continued investment and shareholder returns
● Net debt increased £0.3bn to £1.3bn at 30th June 2026 (H1 2025: £1.0bn) as strong free cash flow generation was more than offset by share buybacks, acquisition spend and dividends.
● Proposed interim dividend of 8.2p (H1 2025: 7.8p), represents an increase of 5%.
● During the first half of 2026, we repurchased £350m of shares at an average purchase price of 998p.
● We successfully issued a £350m 10-year bond under our Euro Medium Term Note (EMTN) programme.

Statutory results
● Revenue increased 3% on a headline basis to £1,779m (H1 2025: £1,722m) with positive underlying business performance partially offset by currency movements.
●
Statutory operating profit increased 5% on a headline basis to £252m (H1 2025: £240m) driven by underlying operating profit growth partially offset by movements in property charges and other net gains and losses.

● Net cash generated from operations of £427m (H1 2025: £188m).
● Statutory earnings per share of 24.0p (H1 2025: 24.8p).

Outlook

Reiterating 2026 guidance
For 2026, we expect to deliver mid-single digit underlying revenue growth, adjusted operating profit of £640m-£685m at FX rates as at the end of 2025 (£:$ 1.35), including the impact of the 2025 product development impairment, and free cash flow conversion of 90%-100%.

Medium term outlook
Over the medium term, Pearson continues to be positioned to deliver a mid-single digit underlying revenue growth CAGR, sustained margin improvement that will equate to an average increase of 40 basis points per annum and strong free cash conversion, in the region of 90% to 100%, on average, across the period.

Financial Calendar
2026 Nine Month Trading Update will be announced on 22 October 2026.

Contacts
Investor Relations	Alex Shore Steph Crinnegan Eliza Hardwick Brennan Matthews ir@pearson.com	+44 (0) 7720 947 853 +44 (0) 7780 555 351 +44 (0) 7909 532 801 +1 (332) 238-8785 https://plc.pearson.com/en-GB/investors
Media Edelman Smithfield Pearson	Latika Shah Laura Ewart	+44 (0) 7950 671 948 +44 (0) 7798 846 805
Results event	Pearson’s Interim Results presentation will be held today at 08:30 (BST). Register to join session virtually (link here).

About Pearson
At Pearson, our purpose is simple: to help people realise the life they imagine through learning. We believe that every learning opportunity is a chance for a personal breakthrough. That’s why our Pearson employees are committed to creating vibrant and enriching learning experiences designed for real-life impact. We are the world’s lifelong learning company, serving customers with digital content, assessments, qualifications, and data. For us, learning isn’t just what we do. It’s who we are. Visit us at pearsonplc.com.

Notes
Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson’s strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson’s present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson’s control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson’s publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson’s latest annual report and accounts, which can be found on its website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

Operational review
£m	H1 2026	H1 2025	Headline Growth2	Underlying growth1
Revenue
Assessment & Qualifications	803	802	0%	2%
Virtual Learning	280	242	16%	19%
Higher Education	350	337	4%	2%
English Language Learning	166	171	(3)%	(3)%
Enterprise Learning & Skills	180	170	6%	7%
Total	1,779	1,722	3%	4%

Adjusted operating profit/(loss)
Assessment & Qualifications	157	170	(8)%	(6)%
Virtual Learning	49	39	26%	31%
Higher Education	21	(3)	nm	nm
English Language Learning	(2)	(7)	nm	nm
Enterprise Learning & Skills	51	43	19%	18%
Total	276	242	14%	14%

1 Throughout this announcement: a) Growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude currency movements, and portfolio changes. b) The ‘business performance’ measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the attached condensed consolidated financial statements 2, 3, 4, 6 and 12. c) “nm” means not meaningful.
2 Headline growth rates include currency movements, and portfolio changes. “nm” means not meaningful.
3 The 2025 product development impairment relates to a £87m non-cash, one-off impairment of legacy product development assets arising from a strategic platform convergence. This convergence is expected to deliver ongoing operational improvements and results in a c.£15m per annum adjusted operating profit improvement, on average, over the next 6 years in Higher Education.
4 Calculated using adjusted operating profit at constant exchange rates. Constant exchange rates are calculated by assuming the average FX in the prior year prevailed through the current year.
5 Free cash flow conversion calculated as free cash flow divided by adjusted earnings.

Assessment & Qualifications
In Assessment & Qualifications, revenue increased 2% on an underlying basis and was flat on a headline basis due to currency movements offsetting trading. Adjusted operating profit declined 6% on an underlying basis, as trading performance was more than offset by sales mix and one-time delivery costs. On a headline basis profit decreased 8%, reflecting the underlying performance and adverse currency movements.

Pearson Professional Assessments revenue increased 3% on an underlying basis, driven by continued momentum from new contracts launched last year, partially offset by headwinds in PDRI. Enterprise growth was strong, with Google Cloud certifications launching in the period. We also secured new contracts with customers, including with a leading AI lab, while customer retention remained high, supporting future growth.

US Student Assessment revenue decreased 6%, driven by the previously disclosed loss of the New Jersey contract, partially offset by the biennial NAEP testing cycle and delivery phasing benefits that are expected to reverse in H2. During the period we secured a new statewide assessment contract in Wyoming.

Clinical Assessment revenue increased 8% in underlying terms due to the continued traction of our products, including in international markets, pricing and digital product growth. We entered into an exclusive agreement with Giunti Psychometrics to expand the reach of our Spanish-language clinical assessments and tools across Latin America.

UK & International Qualifications revenue increased 6% in underlying terms driven by new contracts, volume and pricing, with international expansion remaining a key strategic priority.

Virtual Learning
Virtual Learning revenue increased 19% on an underlying basis, driven by strong enrolment growth, funding and favourable mix. On a headline basis revenue was up 16% with currency movements partially offsetting trading. Adjusted operating profit increased 31% on an underlying basis, driven by operating leverage on strong revenue growth. On a headline basis, profit increased 26%, reflecting trading performance partially offset by currency movements.

Enrolment growth for the 2025/26 academic year accelerated to 15% in the Spring semester, reflecting strength of demand for virtual schooling, targeted marketing investment and strong execution. We were successful in all 10 long term contract renewals and are on track to open 5 new schools for the 2026/27 academic year, which will take our network to 46 schools in 32 states. We continue to develop our career offerings and have expanded our relationship with The Home Depot’s Path to Pro programme to connect more students with careers in skilled trades.

Higher Education
Higher Education revenue increased 2% on an underlying basis driven by a solid performance in core US Courseware and a return to growth in K12, partially offset by a decline in International Higher Education due to challenging trading conditions in mature markets. On a headline basis revenue was up 4% reflecting the underlying performance and the eDynamic Learning acquisition partially offset by currency movements. Adjusted operating profit increased on an underlying basis, driven by operational leverage, continued cost efficiencies and lower amortisation following the 2025 product development impairment. On a headline basis, profit also benefited from the acquisition of eDynamic Learning, partially offset by currency movements.

Our AI-powered study tools continue to deliver measurable improvements in learning outcomes, with recent research demonstrating that they drive a 90% improvement in initial mastery compared with legacy education tools. Inclusive Access remains a key strategic priority, with growth increasing to 20% and now accounting for 50% of our US core Courseware business. Integration of the prior year acquisition of eDynamic Learning is progressing well, with sales teams and capabilities across our wider Early Career portfolio brought together to create a more integrated education-to-employment ecosystem.

English Language Learning
In English Language Learning, revenue declined 3% on an underlying basis, with growth in Institutional more than offset by PTE. On a headline basis, revenue also declined 3% with currency movements offsetting portfolio changes. Adjusted operating profit increased on an underlying basis, with cost efficiencies more than offsetting trading performance. On a headline basis, profit also benefited from favourable currency movements.

Within Institutional, we continue to expand our footprint with customer wins in Latin America, Asia and Europe. PTE revenue declined, with volumes down 3%, as market conditions became more difficult driven by tight migration policies and geopolitical disruption. Despite these conditions, we outperformed the market and remain confident in the long-term attractiveness of the business, although we expect market headwinds to persist in the near term.

Enterprise Learning & Skills
In Enterprise Learning & Skills, revenue increased 7% on an underlying basis and 6% on a headline basis. Adjusted operating profit increased by 18% in underlying terms due to operating leverage on revenue growth partially offset by investment. On a headline basis, profit increased 19%, reflecting underlying trading performance and currency movements.

Vocational Qualifications delivered another solid performance, supported by new contract launches, including the vocational skilling programme for construction in Saudi Arabia. We continued to secure new business and renew existing contracts, extending our partnership with the Jordanian Ministry of Education and securing four new T Level contracts in the UK, including Engineering and Manufacturing.

Enterprise Solutions continued to be a key driver of growth, through powering enterprise AI upskilling at scale, and delivering a suite of AI learning programs to our strategic partners. We secured a new strategic partnership with Salesforce, focused on accelerating AI readiness and skills development across its global workforce, while also adding Adobe, taking our strategic partner ecosystem to 10. We continue to embed AI across our products and services, with the AI-powered Math Tutor in the GED & Me mobile app driving improved learner outcomes.

2026 guidance summary

Underlying Revenue growth	Group	Mid-single digit growth.
	Assessment & Qualifications	Low to mid-single digit growth, driven by new contracts, products and pricing.
	Virtual Learning	Stronger growth than 2025 driven by a full year of enrolment growth.
	Higher Education	Will grow more than 2025, supported by continued product and platform innovation, pricing and Inclusive Access in our core US courseware business, with improvement in the K12 channel.
	English Language Learning	Institutional is expected to grow, driven by market share gains and pricing. PTE is expected to decline given the challenging market backdrop. We expect the business unit to return to growth in Q4.
	Enterprise Learning & Skills	Growth to be driven by a solid performance in Vocational Qualifications and strategic account growth in Enterprise Solutions.
Group Profit	Adjusted Operating Profit	£640m-£685m at FX rates as at the end of 2025 (£:$ 1.35), which includes lower amortisation in 2026 following the 2025 product development impairment.
	Interest	Adjusted net finance costs of c.£80m.
	Tax rate	We expect the effective tax rate on adjusted profit before tax to be c.25%.
Cash flow		We expect a free cash flow conversion of 90-100%.
FX		Every 1c movement in £:$ rate equates to approximately £5m adjusted operating profit impact.

Exchange rates	H1 2026	H1 2025	FY 2025
£:$
Average rate	1.34	1.31	1.32
Period end rate	1.32	1.37	1.35

Financial Review

Operating result
Revenue for the six months to 30 June 2026 increased on a headline basis by £57m or 3% to £1,779m for the six months to 30 June 2026 compared to £1,722m for the same period in 2025 and adjusted operating profit increased by 14% on a headline basis to £276m in the first half of 2026 compared to £242m in the first half of 2025 (for a reconciliation of this measure see note 2 to the condensed consolidated financial statements).

The headline basis simply compares the reported results for the six months to 30 June 2026 with those for the equivalent period in the prior year. We also present revenue and profits on an underlying basis which excludes the effects of exchange, the effect of portfolio changes arising from acquisitions and disposals and the impact of adopting new accounting standards that are not retrospectively applied, when relevant. Our portfolio change is calculated by excluding revenue and profits made by businesses disposed in 2025 or 2026 and by ensuring the contribution from acquisitions is comparable year on year. For prior year acquisitions, the corresponding pre-acquisition period is excluded from the current year. Portfolio changes mainly relate to the disposals of Copp Clark in 2025 and Yazigi in 2026, and the acquisition of eDynamic Learning in 2025.

On an underlying basis, revenue increased by 4% in the first six months of 2026 compared to the equivalent period in 2025 and adjusted operating profit increased by 14%. Currency movements decreased revenue by £28m and adjusted operating profit by £4m, and portfolio changes increased revenue by £13m and adjusted operating profit by £4m. There were no new accounting standards adopted in the first half of 2026 that impacted revenue or profits.

Adjusted operating profit includes the results from discontinued operations when relevant but excludes charges for acquired intangible amortisation and impairment, acquisition related costs, gains and losses arising from disposals, the cost of major reorganisation, when relevant, property charges, one off-costs related to the UK pension scheme, when relevant, and certain other one-off material items. A summary of these adjustments is included below and in note 2 to the condensed consolidated financial statements.

all figures in £ millions	2026	2025	2025
	half year	half year	full year

Operating profit	252	240	507
Add back: Product development impairment	-	-	87
Add back: Intangible charges	22	20	42
Add back: Other net gains and losses	2	(7)	3
Add back: Property charges	-	(11)	(25)
Adjusted operating profit	276	242	614

Product development impairment charges in the second half of 2025 relate to the impairment of product development assets as a result of courseware platform convergence. There were no such amounts in the first half of 2025 or 2026.

Intangible amortisation charges to the end of June 2026 were £22m compared to a charge of £20m in the equivalent period in 2025.

Other net gains and losses in 2026 relate to a loss on the disposal of a business in our English Language Learning division and costs relating to a prior year acquisition. Other net gains and losses in 2025 relate to the gain on disposal of a business in our Higher Education division, a fair value gain relating to a previous disposal and costs relating to prior year acquisitions and disposals.

There were no property charges in 2026. In 2025, there was a gain of £11m in the period to 30 June 2025 and £25m for the year ended 31 December 2025, relating to reversals of impairments of property assets that were previously impaired through property charges. The impairment reversals arose primarily from new sublets on previously vacant space in corporate properties.

The reported operating profit of £252m in the first half of 2026 compares to a profit of £240m in the first half of 2025. The increase has been driven by operating leverage on revenue growth, continued cost efficiencies, the impact of the 2025 product development impairment and contributions from the acquisition of eDynamic Learning, partially offset by investment, inflation and unfavourable foreign exchange movements, as well as a reduction in one-off gains recorded in H1 2025 related to the disposals of subsidiaries and property related impairment reversals.

Due to seasonal bias in some of the Group’s businesses, Pearson typically makes a higher proportion of its profits and operating cash flows in the second half of the year.

Net finance costs
Net finance costs increased on a headline basis from a net cost of £22m in the first half of 2025 to a net cost of £47m in the same period in 2026. The increase is primarily due to fair value losses on investments held at fair value through profit and loss (FVTPL) and an increase in average net debt.

Adjusted net finance costs reflected in adjusted earnings to 30 June 2026 was £35m, compared to a net cost of £24m in the first half of 2025. The increase is primarily due to an increase in average net debt.

In the period to 30 June 2026, the total of items excluded from adjusted earnings was a net expense of £12m compared to net income of £2m in the first half of 2025. For a reconciliation of the adjusted measure see note 3 to the condensed consolidated financial statements.

Taxation
The reported tax on statutory earnings for the six months to 30 June 2026 was a charge of £56m compared to a charge of £52m in the period to 30 June 2025. This equates to an effective tax rate of 27.3% (2025: 23.9%), with the increase from prior year principally being due to a discrete tax charge arising on a settlement of a US insurance policy in the period ended 30 June 2026, together with the non recurrence of the prior year non-taxable impairment reversal.

The total adjusted tax charge for the period was £62m (2025: £54m), corresponding to an effective tax rate on adjusted profit before tax of 25.8% (2025: 24.5%). The full year effective tax rate on adjusted profit before tax is expected to be approximately 25%, with the interim tax rate increased due to the tax effect of the discrete item noted above, which has been recognised in full in the period to 30 June 2026. For a reconciliation of the adjusted measure see note 4 to the condensed consolidated financial statements.

In the first half of 2026, there was a net tax payment of £50m (2025: £35m net tax receipt). The prior year net receipt included a £97m repayment from HMRC in respect of the State Aid matter, with an additional £17m of associated interest also received in the period, with the balance principally related to tax payments in the US and the UK.

Other comprehensive income
Included in other comprehensive income are the net exchange differences on translation of foreign operations. The gain on translation of £47m at 30 June 2026 compares to a loss at 30 June 2025 of £263m. The gain in 2026 arises from an overall strengthening of the majority of currencies to which the Group is exposed, in particular the US dollar. A significant proportion of the Group’s operations are based in the US and the US dollar closing rate at 30 June 2026 was £1:$1.32 compared to the opening rate of £1:$1.35. At the end of June 2025, the US dollar rate was £1:$1.37 compared to the opening rate of £1:$1.25.

Also included in other comprehensive income at 30 June 2026 is an actuarial loss of £9m in relation to retirement benefit obligations. The loss arises largely from losses on assets and an increase in assumed life expectancies, partially offset by a decrease in liabilities driven by a higher discount rate. The loss in 2026 compares to an actuarial loss at 30 June 2025 of £12m.

Fair value losses of £1m (2025: losses of £6m) have been recognised in other comprehensive income relating to movements in the value of investments in listed and unlisted securities held at fair value through other comprehensive income (FVOCI).

Cash flow and working capital
Our operating cash flow measure is used to align cash flows with our adjusted profit measures (see note 12 to the condensed consolidated financial statements). Operating cash flow increased on a headline basis by £211m from an inflow of £126m in the first half of 2025 to an inflow of £337m in the first half of 2026. The increase is largely explained by movements in working capital including payment timing effects and proceeds from the one-off settlement of a US insurance policy, partially offset by increased investment.

The equivalent statutory measure, net cash generated from operations, was an inflow of £427m in 2026 compared to an inflow of £188m in 2025. Compared to operating cash flow, this measure includes, when relevant, reorganisation costs but does not include regular dividends from associates. It also excludes capital expenditure on property, plant, equipment and software, and additions to right of use assets as well as disposal proceeds from the sale of property, plant, equipment and right of use assets (including the impacts of transfers to/from investment in finance lease receivable).

Free cash flow increased on a headline basis by £103m from £156m in 2025 to £259m in 2026. When compared to operating cash flow, free cash flow includes tax paid/received, net finance costs paid and, when relevant, net costs paid for major reorganisation and special pension contributions. The increase year on year is mainly due to strong operating cash flow partially offset by an increase in tax and interest payments as a result of the one-off receipt of monies in 2025 related to the State Aid tax matter.

In the first half of 2026, there was an overall decrease of £1m in cash and cash equivalents (including overdrafts) from £333m at the end of 2025 to £332m at 30 June 2026. The decrease in 2026 is primarily due to net cash generated from operations of £427m and net inflows from borrowings of £282m, being more than offset by dividends paid of £108m, share buyback programme payments of £352m, own share purchases of £56m, net tax payments of £50m, net interest payments of £28m, capital expenditure on property, plant, equipment and software of £82m, and payments of lease liabilities of £38m.

Liquidity and capital resources
The Group’s net debt increased from £1,069m at the end of 2025 to £1,343m at the end of June 2026. The increase is largely due to free cash flow of £259m which is more than offset by the £350m share buyback programme which completed in May 2026, other own share purchases and dividend payments. In April 2026, the Group issued a £350m bond, adding additional liquidity to the Group.

At 30 June 2026, the Group had approximately £1.3bn in total liquidity immediately available from cash and its RCFs maturing February 2029 and June 2029. In assessing the Group’s ability to continue as a going concern for the period until 31 December 2027, the Board analysed a variety of downside scenarios, including a severe but plausible scenario, where the Group is impacted by a combination of all principal risks from H2 2026, as well as reverse stress testing to identify what conditions would be required to either breach covenants or run out of liquidity. The severe but plausible scenario modelled a severe reduction in revenue, profit and operating cash flow from risks continuing throughout 2027. In all scenarios, the Group would maintain comfortable liquidity headroom and sufficient headroom against covenant requirements during the period under assessment even before modelling the mitigating effect of actions that management would take in the event that these downside risks were to crystallise. The directors concluded that the likelihood of the reverse stress test scenario was remote.

Post-retirement benefits
Pearson operates a variety of pension and post-retirement plans. The UK Group pension plan has by far the largest defined benefit section. This plan has a strong funding position and a surplus with a very substantially de-risked investment portfolio including approximately 50% of the assets in buy-in contracts. Outside the UK, most of the companies operate defined contribution plans.

The charge to profit in respect of worldwide pensions and retirement benefits amounted to £21m in the period to 30 June 2026 (30 June 2025: £21m) of which a charge of £35m (30 June 2025: £33m) was reported in operating profit and income of £14m (30 June 2025: £12m) was reported against other net finance costs.
The overall surplus on UK Group pension plans of £514m at the end of 2025 has decreased to a surplus of £506m at the end of June 2026. The decrease has arisen principally due to asset returns being lower than expected, an increase in assumed life expectancies and inflation over the period being slightly higher than was expected at the beginning of the year. In total, our worldwide net position in respect of pensions and other post-retirement benefits decreased from a net asset of £482m at the end of 2025 to a net asset of £475m at the end of June 2026.

Businesses acquired and disposed
The Group made no acquisitions of subsidiaries in the first half of 2026 or 2025. The cash outflow in the first half of 2026 relating to acquisition of subsidiaries was £4m (2025: £4m) arising from the payment of deferred consideration in respect of prior year acquisitions. In addition, there was a cash outflow relating to investments of £1m (2025: £5m).

In the second half of 2025, the Group completed the acquisition of 100% of eDynamic Holdings LP (‘eDynamic Learning’), a leading Career and Technical Education (CTE) curriculum solutions provider for cash consideration of £168m.

The Group disposed of Yazigi, a small business in our English Language Learning division, for £3m in the first half of 2026, resulting in a loss on disposal of £1m. The Group disposed of Copp Clark in the first half of 2025 for consideration of £9m, resulting in a gain on disposal of £8m. The gains and losses have been recorded within other net gains and losses. In 2026, the cash inflow relating to the disposal of businesses was £2m (2025: inflow of £9m).

Dividends
The dividend accounted for in the six months to 30 June 2026 is the final dividend in respect of 2025 of 17.4p. An interim dividend for 2026 of 8.2p was declared by the Board in July 2026 and will be accounted for in the second half of 2026. The interim dividend will be paid on 14 September 2026 to shareholders who are on the register of members at close of business on 14 August 2026 (the Record Date). Shareholders may elect to reinvest their dividend in the Dividend Reinvestment Plan (DRIP). The last date for receipt of DRIP elections and revocations will be 21 August 2026. A Dividend Reinvestment Plan (DRIP) is provided by our Registrar, Computershare Investor Services. The DRIP enables the Company's shareholders to elect to have their cash dividend payments used to purchase the Company's shares. More information can be found at www.computershare.com/Investor.

Share buyback
On 21 January 2026 a £350m share buyback programme was announced in order to return capital to shareholders. In the first half of 2026, the programme has completed with c35m shares bought back at a cash cost of £352m. The nominal value of the cancelled shares of £9m has been transferred to the capital redemption reserve.

Post balance sheet events
On 20 July 2026, the US District Court granted final approval of the settlement of the class action of Bartz et al vs. Anthropic in which the court had ruled that Anthropic faced liability for downloading and maintaining pirated books for its general purpose library for AI training.  Pearson is a claimant in the settlement and expects to be eligible for monetary distribution for qualifying titles, subject to further court proceedings and claims administration. The Group has not recorded anything in the interim financial statements in relation to the matter as the amount and timing of any settlement are not yet certain.

Principal risks and uncertainties
In the 2025 Annual Report and Accounts, we set out our assessment of the principal risk issues that face the business under the categories: accreditation risk, artificial intelligence, content and channel risks, capability risk, competitive marketplace risk, customer expectations risk, portfolio change, and reputation and responsibility. We also noted in our 2025 Annual Report and Accounts that the Group continues to closely monitor significant near-term and emerging risks which have been identified as climate transition, economic changes, tax, sanctions and geopolitics.

The principal risks and uncertainties are summarised below. The selection of principal risks will be reviewed in the second half of the year alongside the Group’s long-term strategic planning process. However, these risks have not changed materially from those detailed in the 2025 Annual Report.

Accreditation Risk

Termination or modification of accreditation due to policy changes or failure to maintain the accreditation of our courses and assessments by states, countries and professional associations, reducing their eligibility for funding or attractiveness to learners. Regulatory bodies may also require modification of tests to continue to receive accreditation which may reduce the convenience to learners or increase the cost of delivery.

Artificial Intelligence, Content and Channel Risk

The risk that our intellectual property is harder to protect as a result of increased content generation through AI, and that our content and method of delivery (channel) is, or is perceived to be, insufficiently differentiated in terms of outcomes or learner experience. This could lead to lost sales and a significant decline in our market value.

Capability Risk

Inability to meet our contractual obligations or to transform as required by our strategy, due to infrastructure, systems or organisational challenges.

Competitive Marketplace Risk

Significant changes in our target markets could make those markets less attractive. This could be due to significant changes in demand or in supply, which impact the addressable market, market share and margins (e.g. changes in enrolments, in-sourcing of learning and assessment by customers, open educational resources, a shift from in-person to virtual learning or vice versa, or innovations in areas such as generative AI).

Customer Expectations

Rising end-user expectations increase the need to offer differentiated value propositions, risking margin pressure to meet these expectations and potential loss of sales if not successful.

Portfolio Change

Failure to effectively execute desired or required portfolio changes to promote scale or capability and increase focus on key business units and geographic markets, due to either execution failures or inability to secure transactions at appropriate valuations.

Reputation and Responsibility

Reputational and responsibility risks involve failing to meet obligations and demands of key stakeholders, including legal, regulatory, ethical and behavioural expectations. These risks extend beyond direct consequences to include broader societal and cultural perceptions. Risks arise not only from our actions, but also from being perceived as misaligned with societal expectations or ideological divides, especially in a polarised environment.

CONDENSED CONSOLIDATED INCOME STATEMENT
for the period ended 30 June 2026

all figures in £ millions	note	2026	2025	2025
		half year	half year	full year

Continuing operations

Revenue	2	1,779	1,722	3,577
Cost of goods sold		(869)	(843)	(1,717)
Gross profit		910	879	1,860

Operating expenses		(657)	(645)	(1,351)
Other net gains and losses	2	(2)	7	(3)
Share of results of joint ventures and associates		1	(1)	1
Operating profit	2	252	240	507

Finance costs	3	(74)	(47)	(98)
Finance income	3	27	25	48
Profit before tax		205	218	457
Income tax	4	(56)	(52)	(121)
Profit for the period		149	166	336

Attributable to:
Equity holders of the company		148	164	335
Non-controlling interest		1	2	1

Earnings per share from continuing operations (in pence per share)
Basic	5	24.0p	24.8p	51.4p
Diluted	5	23.8p	24.5p	50.7p

The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the period ended 30 June 2026

all figures in £ millions	2026	2025	2025
	half year	half year	full year

Profit for the period	149	166	336

Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations	47	(263)	(193)
Attributable tax	(1)	(1)	-

Items that are not reclassified to the income statement
Fair value loss on other financial assets	(1)	(6)	(7)
Attributable tax	-	-	-

Remeasurement of retirement benefit obligations	(9)	(12)	10
Attributable tax	2	3	(3)
Other comprehensive income / (expense)	38	(279)	(193)
Total comprehensive income / (expense)	187	(113)	143

Attributable to:
Equity holders of the company	186	(114)	143
Non-controlling interest	1	1	-

CONDENSED CONSOLIDATED BALANCE SHEET
as at 30 June 2026

all figures in £ millions	note	2026	2025	2025
		half year	half year	full year

Property, plant and equipment		221	203	210
Investment property		86	74	91
Intangible assets	9	3,019	2,809	3,009
Investments in joint ventures and associates		8	11	8
Deferred income tax assets		33	48	58
Financial assets – derivative financial instruments		18	16	14
Retirement benefit assets		510	488	518
Other financial assets		102	126	125
Trade and other receivables		97	108	105
Non-current assets		4,094	3,883	4,138
Intangible assets – product development	9	836	873	822
Inventories		72	71	66
Trade and other receivables		1,016	999	1,082
Financial assets – derivative financial instruments		4	38	2
Current income tax assets		12	14	15
Cash and cash equivalents (excluding overdrafts)	10	339	347	333
Current assets		2,279	2,342	2,320
Assets classified as held for sale		-	-	-
Total assets		6,373	6,225	6,458
Financial liabilities – borrowings	10	(1,687)	(1,426)	(1,419)
Financial liabilities – derivative financial instruments		(3)	(3)	(2)
Deferred income tax liabilities		(79)	(68)	(89)
Retirement benefit obligations		(35)	(35)	(36)
Provisions for other liabilities and charges		(12)	(11)	(12)
Other liabilities		(59)	(64)	(76)
Non-current liabilities		(1,875)	(1,607)	(1,634)
Trade and other liabilities		(1,027)	(902)	(1,043)
Financial liabilities – borrowings	10	(70)	(62)	(62)
Financial liabilities – derivative financial instruments		(1)	(11)	(1)
Current income tax liabilities		(33)	(13)	(47)
Provisions for other liabilities and charges		(8)	(25)	(8)
Current liabilities		(1,139)	(1,013)	(1,161)
Liabilities classified as held for sale		-	-	-
Total liabilities		(3,014)	(2,620)	(2,795)
Net assets		3,359	3,605	3,663
Share capital		149	163	158
Share premium		2,661	2,652	2,658
Treasury shares		(29)	(22)	(9)
Reserves		562	796	841
Total equity attributable to equity holders of the company		3,343	3,589	3,648
Non-controlling interest		16	16	15
Total equity		3,359	3,605	3,663

The condensed consolidated financial statements were approved by the Board on 30 July 2026.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the period ended 30 June 2026

	Equity attributable to equity holders of the company
all figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non- controlling interest	Total equity

2026 half year
At 1 January 2026	158	2,658	(9)	49	(21)	184	629	3,648	15	3,663
Profit for the period	-	-	-	-	-	-	148	148	1	149
Other comprehensive income / (expense)	-	-	-	-	(1)	47	(8)	38	-	38
Total comprehensive income / (expense)	-	-	-	-	(1)	47	140	186	1	187
Equity-settled transactions1	-	-	-	-	-	-	15	15	-	15
Issue of ordinary shares	-	3	-	-	-	-	-	3	-	3
Buyback of equity	(9)	-	-	9	-	-	(352)	(352)	-	(352)
Purchase of treasury shares	-	-	(49)	-	-	-	-	(49)	-	(49)
Release of treasury shares	-	-	29	-	-	-	(29)	-	-	-
Dividends	-	-	-	-	-	-	(108)	(108)	-	(108)
At 30 June 2026	149	2,661	(29)	58	(22)	231	295	3,343	16	3,359

2025 half year
At 1 January 2025	166	2,649	(7)	41	(14)	376	827	4,038	15	4,053
Profit for the period	-	-	-	-	-	-	164	164	2	166
Other comprehensive income / (expense)	-	-	-	-	(6)	(262)	(10)	(278)	(1)	(279)
Total comprehensive income / (expense)	-	-	-	-	(6)	(262)	154	(114)	1	(113)
Equity-settled transactions1	-	-	-	-	-	-	14	14	-	14
Issue of ordinary shares	-	3	-	-	-	-	-	3	-	3
Buyback of equity	(3)	-	-	3	-	-	(178)	(178)	-	(178)
Purchase of treasury shares	-	-	(64)	-	-	-	-	(64)	-	(64)
Release of treasury shares	-	-	49	-	-	-	(49)	-	-	-
Dividends	-	-	-	-	-	-	(110)	(110)	-	(110)
At 30 June 2025	163	2,652	(22)	44	(20)	114	658	3,589	16	3,605

1. Equity-settled transactions are presented net of withholding taxes that the Group is obligated to pay on behalf of employees. The payments to the tax authorities are accounted for as a deduction from equity for the shares withheld.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the period ended 30 June 2026

	Equity attributable to equity holders of the company
all figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non- controlling interest	Total equity

2025 full year
At 1 January 2025	166	2,649	(7)	41	(14)	376	827	4,038	15	4,053
Profit for the period	-	-	-	-	-	-	335	335	1	336
Other comprehensive income / (expense)	-	-	-	-	(7)	(192)	7	(192)	(1)	(193)
Total comprehensive income / (expense)	-	-	-	-	(7)	(192)	342	143	-	143
Equity-settled transactions1	-	-	-	-	-	-	29	29	-	29
Tax on equity-settled transactions	-	-	-	-	-	-	(1)	(1)	-	(1)
Issue of ordinary shares	-	9	-	-	-	-	-	9	-	9
Buyback of equity	(8)	-	-	8	-	-	(347)	(347)	-	(347)
Purchase of treasury shares	-	-	(63)	-	-	-	-	(63)	-	(63)
Release of treasury shares	-	-	61	-	-	-	(61)	-	-	-
Dividends	-	-	-	-	-	-	(160)	(160)	-	(160)
At 31 December 2025	158	2,658	(9)	49	(21)	184	629	3,648	15	3,663

1. Equity-settled transactions are presented net of withholding taxes that the Group is obligated to pay on behalf of employees. The payments to the tax authorities are accounted for as a deduction from equity for the shares withheld.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the period ended 30 June 2026

all figures in £ millions	2026	2025	2025
	half year	half year	full year
Cash flows from operating activities
Profit before tax	205	218	457
Net finance costs	47	22	50
Depreciation and impairment – PPE, investment property and assets held for sale	36	28	54
Amortisation and impairment – software	55	57	112
Amortisation and impairment – acquired intangible assets	22	20	41
Other net gains and losses	2	(7)	3
Product development capital expenditure	(133)	(125)	(285)
Product development amortisation	131	139	364
Share-based payment costs	22	22	39
Change in inventories	(5)	(1)	5
Change in trade and other receivables	76	(37)	(104)
Change in trade and other liabilities	(45)	(122)	35
Change in provisions for other liabilities and charges	-	2	(19)
Other movements	14	(28)	(21)
Net cash generated from operations	427	188	731
Interest paid	(35)	(31)	(73)
Tax (paid) / received	(50)	35	(2)
Net cash generated from operating activities	342	192	656
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(4)	(4)	(167)
Purchase of investments	(1)	(5)	(5)
Purchase of property, plant and equipment	(26)	(14)	(29)
Purchase of intangible assets	(56)	(48)	(105)
Disposal of subsidiaries, net of cash disposed	2	9	8
Proceeds from sale of property, plant and equipment	-	3	3
Lease receivables repaid including disposals	10	9	18
Interest received	7	26	33
Dividends received	5	-	1
Net cash used in investing activities	(63)	(24)	(243)
Cash flows from financing activities
Proceeds from issue of ordinary shares	3	3	9
Buyback of equity	(352)	(158)	(352)
Settlement of share based payments	(56)	(72)	(72)
Repayment of borrowings	(300)	(304)	(974)
Proceeds from borrowings	582	350	1,017
Repayment of lease liabilities	(38)	(38)	(77)
Dividends paid to company’s shareholders	(108)	(110)	(160)
Net cash used in financing activities	(269)	(329)	(609)
Effects of exchange rate changes on cash and cash equivalents	(11)	(35)	(14)
Net decrease in cash and cash equivalents	(1)	(196)	(210)
Cash and cash equivalents at beginning of period	333	543	543
Cash and cash equivalents at end of period	332	347	333

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2026

1. Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the UK’s Financial Conduct Authority and in accordance with UK-adopted IAS 34 ‘Interim Financial Reporting’. The condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2025, which were prepared in accordance with UK-adopted International Accounting Standards and with the requirements of the Companies Act 2006 and in accordance with IFRS accounting standards as issued by the International Accounting Standards Board (IASB). In respect of accounting standards applicable to the Group, there is no difference between UK-adopted IASs and IFRS accounting standards as issued by the IASB.

The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2025 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) at fair value. No new standards and interpretations that apply to annual reporting periods beginning on or after 1 January 2026 have had a material impact on the financial position of the Group.

In assessing the Group’s ability to continue as a going concern for the period until 31 December 2027, the Board analysed a variety of downside scenarios, including a severe but plausible scenario, where the Group is impacted by a combination of all principal risks from H2 2026, as well as reverse stress testing to identify what conditions would be required to either breach covenants or run out of liquidity. The severe but plausible scenario modelled a severe reduction in revenue, profit and operating cash flow from risks continuing throughout 2027.

At 30 June 2026, the Group had available liquidity of c£1.3bn, comprising central cash balances and the undrawn element of its $1.8bn Revolving Credit Facilities (RCFs) maturing February 2029 and June 2029, but which have options to extend the maturities until 2030. Even under a severe downside case, the Group would maintain comfortable liquidity headroom and sufficient headroom against covenant requirements during the period under assessment even before modelling the mitigating effect of actions that management would take in the event that these downside risks were to crystallise. The directors concluded that the likelihood of the reverse stress test scenario was remote.

The directors have confirmed that they have a reasonable expectation that the Group has adequate resources to continue in operational existence and to meet its liabilities as they fall due for the assessment period to 31 December 2027. The condensed consolidated financial statements have therefore been prepared on a going concern basis.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements, have been set out in the 2025 Annual Report.

The financial information for the year ended 31 December 2025 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The independent auditors' report on the full financial statements for the year ended 31 December 2025 was unqualified and did not contain an emphasis of matter paragraph or any statement under section 498 of the Companies Act 2006. The condensed consolidated financial statements and related notes for the six months to 30 June 2026 are unaudited but have been reviewed by the auditors and their independent review opinion is included at the end of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2026

2. Segment information

The Group has five main global business units, which are each considered separate operating segments for management and reporting purposes. These five business units are Assessment & Qualifications, Virtual Learning, English Language Learning, Higher Education and Enterprise Learning and Skills.

all figures in £ millions	2026	2025	2025
	half year	half year	full year

Revenue
Assessment & Qualifications	803	802	1,604
Virtual Learning	280	242	511
English Language Learning	166	171	405
Enterprise Learning & Skills	180	170	282
Higher Education	350	337	775
Total revenue	1,779	1,722	3,577

Adjusted operating profit
Assessment & Qualifications	157	170	361
Virtual Learning	49	39	81
English Language Learning	(2)	(7)	50
Enterprise Learning & Skills	51	43	29
Higher Education	21	(3)	93
Total adjusted operating profit	276	242	614

There were no material inter-segment sales.

The following table reconciles the Group’s measure of segmental performance, adjusted operating profit, to statutory operating profit:

all figures in £ millions	2026	2025	2025
	half year	half year	full year

Adjusted operating profit	276	242	614
Product development impairment	-	-	(87)
Intangible charges	(22)	(20)	(42)
Other net gains and losses	(2)	7	(3)
Property charges	-	11	25
Operating profit	252	240	507

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2026

2. Segment information continued

Adjusted operating profit is one of the Group’s key business performance measures. The measure includes the operating profit from the total business but excludes charges for acquired intangibles amortisation and impairment, acquisition related costs, gains and losses arising from disposals, the cost of major reorganisation and associated property charges, one-off costs related to the UK pension scheme and certain other one-off material items.

Product development impairment - These charges in the second half of 2025 relate to the impairment of product development assets as a result of courseware platform convergence. There were no such amounts in the first half of 2025 or 2026.

Intangible amortisation – These represent charges relating to intangibles acquired through business combinations. These charges are excluded as they reflect past acquisition activity and do not necessarily reflect the current year performance of the Group. Intangible amortisation charges in the first half of 2026 were £22m compared to a charge of £20m in the equivalent period in 2025.

Other net gains and losses – These represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets and are excluded from adjusted operating profit in order to show the performance of the Group on a more comparable basis year on year. Other net gains and losses also includes costs related to business closures and acquisitions. Other net gains and losses in 2026 relate to a loss on the disposal of a business in our English Language Learning division and costs relating to a prior year acquisition. Other net gains and losses in the first half of 2025 relate to the gain on disposal of a business in our Higher Education division, a fair value gain relating to a previous disposal and costs relating to prior year acquisitions and disposals.

Property charges – In 2026, there were no property charges. In 2025, there was a gain of £11m in the period to 30 June 2025 and £25m for the year ended 31 December 2025, relating to reversals of impairments of property assets that were previously impaired through property charges. The impairment reversals primarily arose from new sublets on previously vacant space in corporate properties.

Adjusted operating profit should not be regarded as a complete picture of the Group’s financial performance. For example, adjusted operating profit includes the benefits of major reorganisation programmes but excludes the significant associated costs, and adjusted operating profit excludes costs related to acquisitions, and the amortisation of intangibles acquired in business combinations, but does not exclude the associated revenues. The Group’s definition of adjusted operating profit may not be comparable to other similarly titled measures reported by other companies.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2026

2. Segment information continued

For the year ended 31 December 2025, the Group changed how it disaggregates revenue to better align with the current business model and how revenue is managed by the CODM. The 2025 half year comparative disclosures have been represented.

The following table analyses the Group’s revenue streams by business model:

all figures in £ millions	Assessment & Qualifications	Virtual Learning	English Language Learning	Enterprise Learning & Skills	Higher Education	Total

2026 half year
Services	602	280	87	141	-	1,110
Software	104	-	20	34	298	456
Print	97	-	59	5	52	213

Total revenue	803	280	166	180	350	1,779

2025 half year1
Services	598	242	88	135	-	1,063
Software	106	-	20	30	277	433
Print	98	-	63	5	60	226
Total revenue	802	242	171	170	337	1,722

2025 full year
Services	1,174	511	186	202	-	2,073
Software	229	-	47	69	627	972
Print	201	-	172	11	148	532
Total revenue	1,604	511	405	282	775	3,577

1 Comparative amounts have been restated to reflect the change in revenue disaggregation categories.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2026

3. Net finance income / costs

all figures in £ millions	2026	2025	2025
	half year	half year	full year

Net finance costs	(47)	(22)	(50)
Net finance income in respect of retirement benefits	(14)	(12)	(25)
Interest on deferred and contingent consideration	-	-	1
Fair value movements on investments held at FVTPL	23	4	7
Net foreign exchange gains	4	3	7
Fair value movements on derivatives	(1)	3	3
Adjusted net finance costs	(35)	(24)	(57)

Analysed as:
Finance costs	(74)	(47)	(98)
Finance income	27	25	48
Net finance costs	(47)	(22)	(50)

Adjusted net finance costs is the finance cost measure used in calculating adjusted earnings. Adjusted net finance costs primarily consists of interest costs related to bonds, the RCF and lease liabilities, partially offset by interest income on cash deposits and lease receivables.

The above table reconciles net finance income to adjusted net finance costs.

Net finance income relating to retirement benefits has been excluded from our adjusted earnings as we believe the income statement presentation does not reflect the economic substance of the underlying assets and liabilities. Also excluded are interest costs relating to acquisition or disposal transactions as it is considered part of the acquisition cost or disposal proceeds rather than being reflective of the underlying financing costs of the Group. Foreign exchange, fair value movements on investments classified as FVTPL and other gains and losses on derivatives are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. Interest on certain tax provisions is excluded from our adjusted measure in order to mirror the treatment of the underlying tax item.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2026

4. Income tax

all figures in £ millions	2026	2025	2025
	half year	half year	full year

Income tax charge	(56)	(52)	(121)
Tax on other net gains and losses	-	1	(1)
Tax on product development impairment	-	-	(22)
Tax on intangible charges	(5)	(5)	(10)
Tax on property charges	-	-	7
Tax on other net finance income	(3)	1	2
Tax amortisation benefit on goodwill and intangibles	2	1	4
Movement in provision for tax uncertainties	-	-	3
Other tax items	-	-	2
Adjusted income tax charge	(62)	(54)	(136)

Adjusted profit before tax	241	218	557

Tax rate reflected in statutory earnings	27.3%	23.9%	26.5%
Tax rate reflected in adjusted earnings	25.8%	24.5%	24.5%

The adjusted income tax charge excludes the tax benefit or charge on items that are excluded from the profit or loss before tax (see note 2). The adjusted tax charged in the period ended 30 June 2026 has been calculated by applying management’s best estimate of the weighted average annual effective rate of tax which is expected to apply to the Group for the year ended 31 December 2026 to the adjusted profit before tax for the period ended 30 June 2026, whilst overlaying discrete items which occurred in the first half of the year. Adjusting items have been tax effected on an item by item basis based on the applicable statutory tax rate in the country to which the item relates.

The tax benefit from tax deductible goodwill and intangibles is added to the adjusted income tax charge as this benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payments.

The statutory tax charge in the period ended 30 June 2026 is higher than the period ended 30 June 2025 due to the settlement of a US insurance policy in the first half of 2026 resulting in an additional tax liability.

The Group is within the scope of the UK legislation in relation to Pillar Two which was effective from 1 January 2024. Based on the most recent forecast financial information available for the constituent entities in the Group, the Pillar Two effective tax rates in most of the jurisdictions in which the Group operates are above 15%. However, there are a limited number of jurisdictions where the transitional safe harbour relief does not apply, including jurisdictions that may not meet the 17% effective tax rate threshold required to qualify for the effective tax rate safe harbour test in 2026. In most of these jurisdictions, the Pillar Two effective tax rate is close to 15%, and the Group does not expect a material exposure to Pillar Two income taxes in any of these jurisdictions.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2026

5. Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity shareholders of the company (earnings) by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares.

all figures in £ millions	2026	2025	2025
	half year	half year	full year

Earnings for the period	149	166	336
Non-controlling interest	(1)	(2)	(1)
Earnings attributable to equity shareholders	148	164	335

Weighted average number of shares (millions)	616.3	661.5	651.3
Effect of dilutive share options (millions)	6.1	9.2	9.0
Weighted average number of shares (millions) for diluted earnings	622.4	670.7	660.3

Earnings per share (in pence per share)
Basic	24.0p	24.8p	51.4p
Diluted	23.8p	24.5p	50.7p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2026

6. Adjusted earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below.

Adjusted earnings is a non-GAAP financial measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments. The measure also enables users of the accounts to more easily, and consistently, track the underlying operational performance of the Group and its business segments over time by separating out those items of income and expenditure relating to acquisition and disposal transactions, major reorganisation programmes and certain other items that are also not representative of underlying performance (see notes 2, 3 and 4 for further information and reconciliation to equivalent statutory measures). The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis when relevant. The company’s definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

all figures in £ millions	note	2026	2025	2025
		half year	half year	full year

Adjusted operating profit	2	276	242	614
Adjusted net finance costs	3	(35)	(24)	(57)
Adjusted profit before tax		241	218	557
Adjusted income tax	4	(62)	(54)	(136)
Non-controlling interest		(1)	(2)	(1)
Adjusted earnings		178	162	420
Weighted average number of shares (millions)		616.3	661.5	651.3
Weighted average number of shares (millions) for diluted earnings		622.4	670.7	660.3
Adjusted earnings per share - basic		28.9p	24.5p	64.5p
Adjusted earnings per share - diluted		28.6p	24.2p	63.6p

7. Dividends and share buyback

all figures in £ millions	2026	2025	2025
	half year	half year	full year

Amounts recognised as distributions to equity shareholders in the period	108	110	160

The directors are declaring an interim dividend of 8.2p per equity share, payable on 14 September 2026 to shareholders on the register at the close of business on 14 August 2026. This interim dividend, which will absorb an estimated £49m of shareholders’ funds, has not been included as a liability as at 30 June 2026.

On 21 January 2026, the Board announced a £350m share buyback programme in order to return capital to shareholders. In the first half of 2026, the programme has completed with c35m shares bought back at a cash cost of £352m. The nominal value of the cancelled shares of £9m has been transferred to the capital redemption reserve.

On 27 February 2025, the Board approved a £350m share buyback programme in order to return capital to shareholders. The programme completed in 2025, with c32m shares bought back at a cash cost of £352m. The nominal value of the cancelled shares of £8m was transferred to the capital redemption reserve.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2026

8. Exchange rates

Pearson earns a significant proportion of its revenue and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:

	2026	2025	2025
	half year	half year	full year

Average rate for profits	1.34	1.31	1.32
Period end rate	1.32	1.37	1.35

9. Current and non-current intangible assets

all figures in £ millions	2026	2025	2025
	half year	half year	full year

Goodwill	2,452	2,285	2,425
Other intangibles	567	524	584
Non-current intangible assets	3,019	2,809	3,009

Intangible assets – product development	836	873	822
Current intangible assets	836	873	822

There were no significant acquisitions or disposals in the first half of 2026 or 2025. In the second half of 2025, the acquisition of eDynamic Learning resulted in the recognition of additional goodwill of £102m and intangible assets of £71m. Other movements in the goodwill balance relate to foreign exchange differences. Other movements in the other intangibles balance relate to additions, amortisation and foreign exchange differences.

The Group has assessed its remaining goodwill and non-current intangibles for impairment triggers and concluded that a full goodwill impairment review is not required at 30 June 2026. The 2025 Annual Report sets out the key assumptions by segment. The discount rate, perpetuity growth rate and other assumptions used in the impairment review, and the sensitivity to changes in those assumptions remain broadly the same as the position outlined in the 2025 Annual Report.

There were no impairments to non-current intangible assets in the first half of 2026 or 2025.

There were no impairments to product development assets in the first half of 2026. In the second half of 2025, impairment charges of £87m were recorded related to the impairment of product development assets as a result of courseware platform convergence.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2026

10. Net debt

all figures in £ millions	2026	2025	2025
	half year	half year	full year

Non-current assets
Derivative financial instruments	18	16	14
Trade and other receivables – investment in finance lease	35	55	45
Current assets
Derivative financial instruments	4	38	2
Trade and other receivables – investment in finance lease	22	19	21
Cash and cash equivalents (excluding overdrafts)	339	347	333
Non-current liabilities
Borrowings	(1,687)	(1,426)	(1,419)
Derivative financial instruments	(3)	(3)	(2)
Current liabilities
Borrowings	(70)	(62)	(62)
Derivative financial instruments	(1)	(11)	(1)
Net debt	(1,343)	(1,027)	(1,069)

Included in borrowings at 30 June 2026 are lease liabilities of £456m (non-current £393m, current £63m). This compares to lease liabilities of £481m (non-current £419m, current £62m) at 30 June 2025 and £478m (non-current £416m, current £62m) at 31 December 2025. The net lease liability at 30 June 2026 after including the investment in finance leases noted above was £399m (2025 half year: £407m, 2025 full year: £412m). Net debt excluding net lease liabilities is £944m (2025 half year: £620m, 2025 full year: £657m).

In 2026, the movement on borrowings from 31 December 2025 primarily reflects the new £350m bond.

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts of £7m (at 30 June 2025: £nil; 31 December 2025: £nil) which are repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2026

11. Classification of assets and liabilities measured at fair value
	---Level 1---		Level 2	---Level 3---		Total fair value
all figures in £ millions	FVOCI Investments	FVTPL – Cash and cash equivalents	Derivatives	FVOCI Investments	FVTPL– Investments and Other

2026 half year

Investments in listed and unlisted securities	-	-	-	24	78	102
Cash and cash equivalents	-	-	-	-	-	-
Derivative financial instruments	-	-	22	-	-	22
Other receivable	-	3	-	-	13	16
Total financial assets held at fair value	-	3	22	24	91	140

Derivative financial instruments	-	-	(4)	-	-	(4)
Deferred and contingent consideration	-	-	-	-	(1)	(1)
Total financial liabilities held at fair value	-	-	(4)	-	(1)	(5)

2025 half year

Investments in listed and unlisted securities	1	-	-	23	102	126
Cash and cash equivalents	-	37	-	-	-	37
Derivative financial instruments	-	-	54	-	-	54
Other receivable	-	-	-	-	12	12
Total financial assets held at fair value	1	37	54	23	114	229

Derivative financial instruments	-	-	(14)	-	-	(14)
Deferred and contingent consideration	-	-	-	-	(1)	(1)
Total financial liabilities held at fair value	-	-	(14)	-	(1)	(15)

2025 full year

Investments in listed and unlisted securities	1	-	-	23	101	125
Cash and cash equivalents	-	11	-	-	-	11
Derivative financial instruments	-	-	16	-	-	16
Other receivable	-	3	-	-	13	16
Total financial assets held at fair value	1	14	16	23	114	168

Derivative financial instruments	-	-	(3)	-	-	(3)
Deferred and contingent consideration	-	-	-	-	(1)	(1)
Total financial liabilities held at fair value	-	-	(3)	-	(1)	(4)

Level 1 valuations are based on unadjusted quoted prices in active markets for identical financial instruments. Cash and cash equivalents include money market funds which are treated as FVTPL under IFRS 9 with the fair value movements recognised as finance income or cost.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2026

11. Classification of assets and liabilities measured at fair value continued

The fair values of level 2 assets and liabilities are determined by reference to market data and established estimation techniques such as discounted cash flow and option valuation models. Within level 3 assets, the fair value of our investments in unlisted securities are determined by reference to the financial performance of the underlying asset and amounts realised on the sale of similar assets. Individually these assets are immaterial and therefore no sensitivities have been disclosed.

Level 3 assets also include the contingent consideration receivable in respect of the sale of the POLS business in 2023, which comprises a 27.5% share of positive adjusted EBITDA in each calendar year for 6 years from the disposal date and 27.5% of the proceeds received by the purchaser in relation to any future monetisation event. The valuation of the contingent consideration has been determined on the basis of a discounted cash flow model, and valued by a third-party specialist. The key inputs into the discounted cash flow model are the estimates of adjusted EBITDA for the 6 year period and the estimate of the valuation of the business thereafter. Reasonably possible changes in assumptions for the inputs into the model would not have a material impact on the carrying value of the contingent consideration, and therefore sensitivities have not been disclosed. The contingent consideration payable in respect of prior year acquisitions is measured as the net present value of the expected cashflows.

The movements in fair values of level 3 financial assets measured at fair value, being principally the investments in unlisted securities and contingent consideration receivable, are shown in the table below. There have been no transfers in classification during 2026 or 2025.

all figures in £ millions	2026	2025	2025
	half year	half year	full year

At beginning of period	137	147	147
Exchange differences – OCI	1	(9)	(7)
Additions	-	5	5
Disposals and repayments	-	(1)	(1)
Fair value movements – Finance costs	(23)	(4)	(7)
Fair value movements – Other net gain and losses	-	2	2
Fair value movements – OCI	-	(3)	(2)
At end of period	115	137	137

The movement in the total fair value of the total deferred and contingent consideration payable measured at fair value or amortised cost is shown in the table below. At 30 June 2026, this comprised £13m (2025: £16m) of consideration measured at amortised cost and £1m (2025: £1m) measured at fair value.

all figures in £ millions	2026	2025	2025
	half year	half year	full year

At beginning of period	(17)	(22)	(22)
Exchange differences	(1)	1	1
Repayments	4	4	4
At end of period	(14)	(17)	(17)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2026

11. Classification of assets and liabilities measured at fair value continued

The market value of the Group’s bonds is £1,035m (30 June 2025: £683m; 31 December 2025: £685m) compared to their carrying value of £1,060m (30 June 2025: £708m; 31 December 2025: £706m). For all other financial assets and liabilities, fair value is not materially different to carrying value.

12. Cash flows

Operating cash flow and free cash flow are non-GAAP measures and have been disclosed as they are part of the Group’s corporate and operating measures. These measures are presented in order to align the cash flows with corresponding adjusted profit measures. The table below reconciles the statutory profit and cash flow measures to the corresponding adjusted measures. The table on the next page reconciles operating cash flow to free cash flow to net debt.

all figures in £ millions	Statutory measure	Product develop – ment impairment	Property charges	Other net gains and losses	Pensions	Intangible charges	Purchase/ disposal of PPE and software	Net addition of right of use assets	Dividends from joint ventures and associates	Adjusted measure

2026 half year
Operating profit	252	-	-	2	-	22	-	-	-	276	Adjusted operating profit
Net cash generated from operations	427	-	-	1	-	-	(82)	(14)	5	337	Operating cash flow

2025 half year
Operating profit	240	-	(11)	(7)	-	20	-	-	-	242	Adjusted operating profit
Net cash generated from operations	188	-	-	9	-	-	(59)	(12)	-	126	Operating cash flow

2025 full year
Operating profit	507	87	(25)	3	-	42	-	-	-	614	Adjusted operating profit
Net cash generated from operations	731	-	-	13	2	-	(131)	(45)	1	571	Operating cash flow

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2026

12. Cash flows continued

all figures in £ millions	note	2026	2025	2025
		half year	half year	full year

Reconciliation of operating cash flow to closing net debt

Operating cash flow		337	126	571
Tax (paid) / received		(50)	35	(2)
Net finance costs paid		(28)	(5)	(40)
Special pension contributions		-	-	(2)
Free cash flow		259	156	527
Dividends paid (including to non-controlling interest)		(108)	(110)	(160)
Net movement of funds from operations		151	46	367
Acquisitions and disposals		(4)	(9)	(177)
Net equity transactions		(405)	(227)	(415)
Other movements on financial instruments		(16)	16	9
Movement in net debt		(274)	(174)	(216)
Opening net debt		(1,069)	(853)	(853)
Closing net debt	10	(1,343)	(1,027)	(1,069)

13. Contingencies, tax uncertainties and other liabilities

There are Group contingent liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries, joint ventures and associates. In addition, there are contingent liabilities of the Group in respect of unsettled or disputed tax liabilities, legal claims, contract disputes, royalties, copyright fees, permissions and other rights. None of these claims are expected to result in a material gain or loss to the Group.

The Group is under assessment from the tax authorities in Brazil challenging the deduction for tax purposes of goodwill amortisation for the years 2012 to 2020 and 2022. Similar assessments may be raised for other years. Potential total exposure (including possible interest and penalties) could be up to BRL 1,478m (£215m) for periods up to 30 June 2026, with additional potential exposure of BRL 92m (£13m) in relation to deductions expected to be taken in future periods. Such assessments are common in Brazil. The Group believes that the likelihood that the tax authorities will ultimately prevail is low and that the Group's position is strong. At present, the Group believes no provision is required.

14. Related parties

Related party transactions in the six months ended 30 June 2026 were substantially the same in nature to those disclosed in note 35 of the Annual Report and Accounts for the year ended 31 December 2025. All related party transactions are on an arm’s length basis. There were no other material related party transactions in the period that have materially affected the financial position or performance of the Group and no guarantees have been provided to related parties in the year.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2026

15. Events after the balance sheet date

On 20 July 2026, the US District Court granted final approval of the settlement of the class action of Bartz et al vs. Anthropic in which the court had ruled that Anthropic faced liability for downloading and maintaining pirated books for its general purpose library for AI training.  Pearson is a claimant in the settlement and expects to be eligible for monetary distribution for qualifying titles, subject to further court proceedings and claims administration. The Group has not recorded anything in the interim financial statements in relation to the matter as the amount and timing of any settlement are not yet certain.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The directors confirm that these condensed consolidated financial statements have been prepared in accordance with UK-adopted International Accounting Standard 34 ‘Interim Financial Reporting’ and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8 namely:

●
An indication of important events that have occurred during the first six months and their impact on the condensed consolidated financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and
●
Material related party transactions in the first six months and any material changes in related party transactions described in the 2025 Annual Report.

The directors of Pearson plc are listed in the 2025 Annual Report. There have been the following changes to the Board since the publication of the Annual Report.

●
Sally Johnson – resigned 7 May 2026
●
Simon Robson – appointed 8 May 2026

A list of current directors is maintained on the Pearson plc website: www.pearsonplc.com.

By order of the Board

Omar Abbosh
Chief Executive
30 July 2026

Simon Robson
Chief Financial Officer
30 July 2026

INDEPENDENT REVIEW REPORT TO PEARSON PLC

Independent Review Report on the condensed consolidated interim financial statements

Conclusion

We have been engaged by Pearson plc (the Company) to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2026 which comprises the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement and the explanatory notes. We have read the other information contained in the half yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2026 is not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Basis for Conclusion

We conducted our review in accordance with International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" (ISRE) issued by the Financial Reporting Council. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with UK adopted international accounting standards and IFRS accounting standards, as issued by the International Accounting Standards Board (IASB). The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with UK adopted International Accounting Standard 34, “Interim Financial Reporting”.

Conclusions Relating to Going Concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for Conclusion section of this report, nothing has come to our attention to suggest that management have inappropriately adopted the going concern basis of accounting or that management have identified material uncertainties relating to going concern that are not appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with this ISRE, however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the directors

The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

In preparing the half-yearly financial report, the directors are responsible for assessing the company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor’s Responsibilities for the review of the financial information

In reviewing the half-yearly report, we are responsible for expressing to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report. Our conclusion, including our Conclusions Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report

This report is made solely to the company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Financial Reporting Council. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Ernst & Young LLP
London
30 July 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 31 July 2026
By: /s/ CHRISTIE WOLSTENCROFT

------------------------------------
Christie Wolstencroft
Senior Assistant Company Secretary